SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

SharpLink Gaming Ltd.

(Formerly Mer Telemanagement Solutions Ltd.)

(Name of Registrant)

333 Washington Avenue North, Suite 104

Minneapolis, MN 55402

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement No. 333-260190 on Form S-8 and Registration Statements Nos. 333-237989, 333-258201 and 333-266292 on Form F-3, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

The Registrant is filing this Report on Form 6-K to report its financial results for the six months ended June 30, 2022, and to discuss its recent corporate developments.

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION

99.1	Unaudited Interim Consolidated Financial Statements as of June 30, 2022
99.2	Operating and Financial Review and Prospects as of June 30, 2022

Also attached hereto and furnished herewith as Exhibit 101 are the Consolidated Interim Financial Statements as of June 30, 2022 (Unaudited) formatted in XBRL (eXtensible Business Reporting Language), consisting of the following sub-exhibits:

EXHIBIT NO.	DESCRIPTION

EX-101 INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
EX-101 SCH	Inline XBRL Taxonomy Extension Schema Document
EX-101 CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
EX-101 DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
EX-101 LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
EX-101 PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SharpLink Gaming Ltd.

Date: October 7, 2022	By:	/s/ Rob Phythian
Rob Phythian
Chief Executive Officer